Oral formulation of Fludara(r) approved in Japan

Berlin - Bayer Schering Pharma AG announced today that the oral formulation of Fludara(r) for low-grade non-Hodgkin's Lymphoma and mantle cell lymphoma has received marketing approval in Japan. This new formulation provides a new avenue for simpler and easier outpatient chemotherapy to improve patients' quality of life, as well as that of their families. Bayer Schering Pharma plans to start marketing of Fludara(r) Oral after National Healthcare Insurance price listing.

"With the approval of Fludara(r) Oral in Japan, we are right on track to further expand our leadership position in hematological oncology," said Paolo Pucci, Head of the Oncology Business Unit at Bayer Schering Pharma. "The addition of Fludara(r) Oral to our portfolio will strengthen our position in Japan, the world's second largest pharmaceutical market."

About Fludara(r)
Unlike alkylating cytotoxic chemotherapies, Fludara(r), a purine nucleotide analog, inhibits the synthesis of new DNA, thus preventing leukemia cells from multiplying. The intravenous (i.v.) formulation of Fludara(r) was first approved in 1991 and is available in 98 countries worldwide as a second-line therapy for B-CLL patients who have failed previous treatment with alkylating agents. In addition, Fludara(r) i.v. has been approved as a first-line therapy of B-CLL in 62 countries. In 29 countries, Fludara(r) i.v. is also approved for the second-line treatment of low grade non-Hodgkin's Lymphoma (lg-NHL). The oral formulation has the same effect as the i.v. formulation and was approved in Europe in 2001.

About NHL
Lymphoma are divided into two types: Hodgkin's lymphoma and Non-Hodgkin's lymphoma (NHL). NHL is a type of malignant disease that occurs within the lymphatic system. NHL is the fifth most common cancer after breast, prostate, lung, and colon cancer. It originates from lymphocytes, a type of white blood cells, which can be divided into two main types, B lymphocytes and T lymphocytes (also called B-cells or T-cells). In adults, approximately 85% of NHL cases are of B-cell origin.

Non-Hodgkin's lymphomas can be divided into two general clinical categories: indolent lymphomas, mainly typified as follicular lymphoma, which tend to grow relatively slowly, and aggressive lymphomas, mainly typified as diffuse large B-cell lymphoma (DLBCL), which grow more rapidly. The median age at diagnosis is 55-60 years. NHL is slightly more common in men than women.

About MCL
Mantle cell lymphoma (MCL) comprises approximately 3-10% of non-Hodgkin's lymphoma. It occurs in middle aged to older individuals with a median age of about 60 and a variably marked male predominance (at least about 2:1). MCL has a median survival of 3-5years, but the vast majority of patients cannot be cured. A standard therapy is not established in MCL.

Bayer Health Care
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world's leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care, and Pharmaceuticals divisions. The Pharmaceuticals division, Bayer Schering Pharma AG, comprises the following business units: Women's Healthcare, Diagnostic Imaging, Specialized Therapeutics, Hematology/Cardiology, Primary Care, and Oncology. Bayer HealthCare's aim is to discover and manufacture products that will improve human and animal health worldwide. The products enhance well-being and quality of life by diagnosing, preventing and treating diseases.

Berlin,	 January 26, 2007
fl	(2007-0037e)

Contacts:
Oliver Renner, Tel.: +49 30 468 12431
E-mail: oliver.renner@schering.de

Dr. Friederike Lorenzen, Tel.: +49 30 468 12057
E-mail: friederike.lorenzen@schering.de

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